UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36044

iShares® Commodity Optimized Trust

(Exact name of registrant as specified in its charter)

c/o iShares® Delaware Trust Sponsor LLC
400 Howard Street, San Francisco, California 94105
Attn: Product Management Team
iShares® Product Research & Development
(415) 670-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

iShares
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 iShares® Commodity Optimized Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 2, 2018	By:	/s/ Jack Gee
Jack Gee Director and Chief Financial Officer

*The registrant is a trust and the person is signing in his capacity as an officer of iShares® Delaware Trust Sponsor LLC, the sponsor of the registrant.